

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

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SEC FILE NUMBER
8 - 45624

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Delta Dividend Group, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 Montgomery Street, Suite 426

(No. and Street)

San Francisco	**CA**	**94104**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Gale **(415) 263-8908**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Harb, Levy & Weiland LLP

(Name – *if individual, state, last, first, middle name*)

The Landmark @ One Market, 6th Floor	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, **David Gale**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertain to the firm of **Delta Dividend Group, Inc.** as of **December 31, 2006**, and are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title

State of California
County of San Francisco

Subscribed and sworn to before me
this 14 day of March 2007



Notary Public


LEAH M. RESCATE
Commission # 1632250
Notary Public - California
San Francisco County
My Comm. Expires Dec 20, 2009

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control required by SEC Rule 17a-5
- ☒ (p) Independent auditor's report on internal control required by SEC Rule 17a-5 for a Broker-Dealer claiming exemption from SEC Rule 15c3-3

- ** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DELTA DIVIDEND GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006


SEC MAIL PROCESSING
RECEIVED
MAR 1 5 2007
WASH, D.C.
210
SECTION


Harb
Levy &
Weiland
ACCOUNTANTS
CONSULTANTS
LLP

Independent Auditors' Report

Board of Directors
Delta Dividend Group, Inc.

We have audited the accompanying statement of financial condition of Delta Dividend Group, Inc., including the condensed schedule of investments, as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Delta Dividend Group, Inc. as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Harb, Levy + Weiland LLP

San Francisco, California
March 13, 2007

The Landmark @ One Market, Sixth Floor, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail: hlw@hlwcpa.com www.hlwcpa.com

DELTA DIVIDEND GROUP, INC.
Statement of Financial Condition
December 31, 2006

Assets

Cash	$ 156,137
Receivable from broker-dealers and clearing organizations	1,953,621
Securities owned, at fair value	12,092,389
Cash surrender value of life insurance	173,033
Other assets	7,123
Total Assets	$ 14,382,303

Liabilities and Stockholders' Equity

Liabilities:	
Securities sold short, at fair value	$ 645,856
Payable to broker-dealers and clearing organizations	2,559,517
Notes payable - stockholder	1,808,942
Accrued expenses	91,983
Income tax payable	447,932
Deferred tax liabilities	1,028,622
Total Liabilities	6,582,852
Stockholders' Equity:	
Common stock	5,500
Preferred stock	6
Additional paid-in capital	899,418
Retained earnings	6,894,527
Total Stockholders' Equity	7,799,451
Total Liabilities and Stockholders' Equity	$ 14,382,303

See accompanying notes to statement of financial condition

	Cost	Fair Value	Fair Value as a Percent of Net Assets
Securities owned			
Common stocks			
United States			
Telecommunications	$ 212,002	$ 244,739	3.14 %
Basic Materials	50,032	167,334	2.15
Healthcare	7,515	22,431	0.29
Consumer Goods	384,380	518,865	6.65
Financial	75,018	67,650	0.87
Other	27,948	37,509	0.48
Total United States	756,896	1,058,529	13.58
United Kingdom			
Utilities			
Scottish Power PLC (15,000 shares)	366,028	695,551	8.92
Total common stocks	1,122,924	1,754,080	22.50
Preferred stocks - United States			
Consumer Goods			
Fleetwood Capital Trust (15,000 shares)	669,800	438,750	5.63
Other	86,725	54,500	0.70
Industrial Goods			
Smurfit-Stone Container Corporation	1,255,198	1,829,780	23.46
Financial			
Auction Pass Through Trust Class A (5 Shares)	926,256	1,250,000	16.03
Auction Pass Through Trust Class B (600,000 shares)	303,025	325,000	4.17
Other	896,419	868,131	11.13
Total preferred stocks	4,137,424	4,766,161	61.12
Unit investment trusts - United States			
Street Tracks Gold Trust (25,000 shares)	1,119,775	1,580,250	20.26
Thai Capital Fund Inc. (279,050 shares)	364,104	972,468	12.47
Total unit investment trusts	1,483,879	2,552,718	32.73
Bonds - United States			
U.S. Treasury Bills, due 01/11/07	2,996,888	2,997,030	38.43
Options - United States	42,755	22,400	0.29
Total securities owned	$9,783,870	$12,092,389	155.07 %

continues on next page

See accompanying notes to statement of financial condition

continued from previous page

	Proceeds	*Fair Value*	*Fair Value as a Percent of Net Assets*
Securities sold short			
Common stocks - United States			
Consumer Goods	$ 513,390	$ 329,056	4.22 %
Industrial Goods	341,988	316,800	4.06
Total securities sold short	$ 855,378	$ 645,856	8.28 %

See accompanying notes to statement of financial condition

1. ***Nature of Operations and Summary of Significant Accounting Policies***

Delta Dividend Group, Inc. (the "Company") is a Delaware corporation formed on December 2, 1992 primarily to hold and trade preferred stock and corporate debt instruments for the purposes of realizing interest and dividend income and gains from the trading of these securities. The Company is registered with the Securities and Exchange Commission as a fully disclosed securities broker-dealer.

Cash: The Company maintains its cash in bank deposit and money market accounts which, at times, may exceed federally insured limits. The Company also maintains its cash in money market accounts with clearing brokers which are not federally insured. The Company has not experienced any losses in such accounts, and it believes it is not exposed to any significant credit risk on cash.

Securities transactions: Securities owned and securities sold short are recorded on a trade date basis. Securities traded on a national securities exchange (or reported on the NASDAQ national market) are stated at the last reported sales prices on the day of valuation; other securities traded in the over-the-counter market and listed securities for which no sales were reported on that date are stated at the latest quoted bid prices, except for short positions, for which the last quoted ask prices are used. Securities that have limited market activity are valued by reference to bid quoted provided by the dealers in those securities.

Cash surrender value of life insurance: This comprises the cash surrender value of various life insurance policies (including keyman) owned by the Company and for which the Company is the beneficiary on two stockholders of the Company, including one who is an officer of the Company.

Income taxes: The Company uses the asset and liability method of accounting to record income taxes. Accordingly, deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for federal and state income tax purposes.

Use of estimates: The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America that require that management make estimates and assumptions that affect reported amounts. Actual results could differ from those estimates.

2. *Receivable from and Payable to Broker-Dealers and Clearing Organizations*

Receivable from broker-dealer and clearing organizations represents amounts receivable for deposits for securities borrowed and amounts receivable from clearing organizations relating to open transactions, good-faith and margin deposits.

Payable to broker-dealer and clearing organization represents amounts due to the Company's custodian broker and consists of margin borrowings collateralized by the Company's investment in securities. Interest is charged on the outstanding balance at a rate approximately equal to the average broker call rate.

3. *Notes Payable - Stockholder*

As of December 31, 2006, the Company had $1,808,942 in outstanding notes payable to a stockholder and officer of the Company. The notes bear interest at 2.5% annually. They are unsecured and payable upon demand.

4. *Capital Stock*

The capital stock of the Company is comprised of the following as of December 31, 2005:

Preferred Stock – Series A
$0.01 par value, 1,000 shares authorized, 600 shares issued and outstanding

Preferred Stock – Series B
$0.01 par value, 1,100 shares authorized, 0 shares issued and outstanding

Preferred Stock – Series C
$0.01 par value, 1,000 shares authorized, 0 shares issued and outstanding

Common Stock – Nonvoting
$0.01 par value, 250,000 shares authorized, 0 shares issued and outstanding

Common Stock – Voting
$0.01 par value, 1,000,000 shares authorized, 550,000 shares issued and outstanding

In the event of liquidation, the holders of preferred stock are entitled to receive a preference in the distribution of assets. The preference amount is $1,750 per share for Series A and B shares.

5. ***Income Taxes***

Deferred tax liabilities relate primarily to the recognition of unrealized net market gains on securities owned and securities sold short for financial statement purposes versus recognition of gains and losses for tax purposes.

Deferred tax liabilities at December 31, 2006 consist of the following:

Deferred tax liabilities	
Federal	$ 801,997
State	226,625
Total	$ 1,028,622

6. ***Financial Instruments with Off-Balance Sheet Risk***

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date ("sold short"). The Company has recorded these obligations at fair value at December 31, 2006 and will incur a loss if the market value of the securities increases subsequent to December 31, 2006. Securities owned totaling $10,870,296 are pledged as collateral against short securities and payable to broker-dealer and clearing organization.

7. Employee Profit Sharing Plan

The Company maintains an employee profit sharing plan covering all of its eligible employees. The Company contributes to the plan at the discretion of the management.

8. Related Party Transactions

The Company is primarily managed by its largest stockholder and his wife who act as the officers of the Company.

9. Financial Highlights

Ratio of total expenses to average stockholders' equity	(18.38%)
Total return	7.44%

Financial highlights are computed on the basis of average stockholders' equity taken as a whole. An individual stockholder's expense ratios and total return statistics may vary from these based on the timing of capital transactions.

10. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $1,038,222, which was $881,631 in excess of its required net capital of $156,591. The Company's aggregate indebtedness to net capital ratio was 2.2624 to 1.

END